333 South Wabash Avenue
Chicago, IL 60604

Rosemary Quinn
Senior Vice President and General Counsel Telephone: 410.720.3286 Facsimile: 410.720.3260 E-mail: rosemary.quinn@cnasurety.com Internet: www.cnasurety.com
July 31, 2009
VIA EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Bryan Pitko, Attorney Advisor
Division of Corporation Finance Staff Accountant

Re:	CNA Surety Corporation (“CNA Surety”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277
Comment Letter dated July 16, 2009 (“Comment Letter”)
Dear Mr. Pitko:
CNA Surety acknowledges receipt of the above referenced Comment Letter. As confirmed during our telephone conversation today, CNA Surety is preparing a substantive response to the Comment Letter and intends to file such response by August 11, 2009.
If you have any questions or need additional information in the interim, please do not hesitate to contact me at the numbers reflected above.

Very truly yours,

/s/ Rosemary Quinn

Rosemary Quinn